FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For July 29, 2005

Concordia Bus Nordic AB (publ)

(Translation of registrant’s name into English)

Solna Strandvag 78, 171-54 Solna, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ☒    Form 40-F    ☐

Indicate by check mark whether the registrant files by furnishing the information contained in this Form is also thereby furnishing the Information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    ☐    No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-           .

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.  If you are in any doubt as to the contents of this document or the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, accountant, or independent financial advisor.

AMENDED AND RESTATED CONSENT SOLICITATION STATEMENT DATED 28 JULY 2005

CONCORDIA BUS NORDIC AB (PUBL)

Revised Consent Solicitation of Consents to Senior Notes Indenture Amendments, Waiver and Agreement

9.125 % Senior Notes Due 2009
(CUSIP No.: 20652P AA 1; ISIN No.: XS0183535631; Common Code: 018353563
CUSIP No.: W22263 AA 0; ISIN No.: XS0183535474; Common Code: 018353547
 ISIN No.: XS0193942801; Common Code: 019394280)
€130,000,000 principal amount outstanding

Consent Fee: €40 for each €1,000 principal amount of Notes for which a consent is received and not revoked

THE SOLICITATION WILL EXPIRE AT 11:59 P.M. LONDON TIME ON 24 AUGUST 2005 (SUCH DATE AND TIME, AS IT MAY BE EXTENDED, THE “EXPIRATION TIME”).  IF THE REQUIRED CONSENTS HAVE NOT BEEN RECEIVED AT OR PRIOR TO THE EXPIRATION TIME, THE COMPANY MAY, IN ITS SOLE DISCRETION, TERMINATE THE SOLICITATION. HOLDERS MUST PROVIDE AND NOT REVOKE THEIR CONSENTS PRIOR TO THE EXPIRATION TIME IN ORDER TO RECEIVE THE CONSENT FEE. CONSENTS MAY BE REVOKED PRIOR TO THE EXPIRATION TIME ON THE TERMS AND CONDITIONS SET OUT IN THIS STATEMENT - SEE “THE SOLICITATION - REVOCATION OF CONSENTS.”

This is an amendment and restatement of the Consent Solicitation Statement dated 16 March 2005 (as amended and restated hereby, the “Statement”) of Concordia Bus Nordic AB (publ), a public limited liability company organized under the laws of Sweden (“Nordic” or the “Company”), with respect to the Company’s solicitation (the “Revised Consent Solicitation”) of consents and agreements (such consents and agreements, taken together, the “Consents”) from and by holders (“Holders”) of the outstanding €130,000,000 aggregate principal amount of its 9.125% Senior Notes due 2009 (the “Notes”) to (a) certain amendments and a waiver (the “Proposed Amendments and Waiver”) with respect to the indenture dated as of 22 January 2004 pursuant to which the Notes were issued (the “Senior Notes Indenture”), between Nordic, the guarantors party thereto, and Deutsche Bank Trust Company Americas, as trustee (the “Trustee”) and (b) an agreement foregoing the right to receive the Change of Control Offer described below (the “Agreement” and, together with the Proposed Amendments and Waiver, the “Proposal”).  The Company is seeking Consents to the entire Proposal as a single proposal.

Nordic, Concordia Bus AB (“Bus”), Concordia Bus Nordic Holding AB (“Nordic Holding”), an ad hoc committee (the “Subordinated Ad Hoc Committee”) representing holders of at least 75% of Bus’ €160,000,000 11% Senior Subordinated Notes due 2010 (the “Subordinated Notes”) and whose members also collectively hold €53,133,000 or 40.9% of the Notes, certain other holders of Notes (together, the “Consenting Senior Noteholders”) who collectively hold at least €66,650,000, or 51.3%, of the Notes, and Goldman Sachs Capital Partners III, L.P., GS Capital Partners III Offshore, L.P., Goldman, Sachs & Co. Verwaltungs GmbH and Sch&qout;yen Gruppen AS (the “Controlling Shareholders”) in their separate capacities as equity owners of Concordia Bus BV (Concordia Bus’ ultimate parent), have entered into an agreement (the “Restructuring Agreement”) dated July 22, 2005, detailing the restructuring of Bus (the “Restructuring”).  The Restructuring Agreement requires Concordia Bus to make an application for reorganization proceedings in the District Court in Stockholm, Sweden which are expected to result in the face amount of all the Subordinated Notes being reduced from 100% to 25%. The Restructuring Agreement requires holders of Subordinated Notes who consent to the Restructuring (the “Consenting Noteholders”) to exchange their reduced debt securities (including all principal, all accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Bus, which will constitute, subject to the terms of a management incentive plan, 97.5% of the issued ordinary share capital of Bus.  The Restructuring, if successfully consummated, will also involve a Proposed Equity Contribution (as defined below) from Holding into Nordic.   See “The Restructuring”.

Simultaneously with this Revised Consent Solicitation and conditional only upon the successful completion of this Revised Consent Solicitation, certain members of the Subordinated Ad Hoc Committee (the “Offerors”) have caused a tender offer (the “Third Party Tender Offer”) to be made to purchase at a price equivalent to 100% of the principal amount of the Senior Notes plus all accrued and unpaid interest thereon, all the outstanding Notes (except the 40.9% of the Notes held by members of the Subordinated Ad Hoc Committee).  The Third Party Tender Offer is being made by a third party, not Nordic.  Nordic will pay the Offerors a fee equal to 1% of the maximum cash amount the Offerors are liable to pay in the Third Party Tender Offer, plus an additional 2% of the cash amount actually paid (which will depend on the total amount of Notes tendered and purchased pursuant to the Third Party Tender Offer).  In, and subject to the terms and conditions of, the Restructuring Agreement the Consenting Senior Noteholders have agreed and undertaken to deliver consents to the Proposal and to tender their Notes into the Third Party Tender Offer, and members of the Subordinated Ad Hoc Committee have agreed to deliver consents to the Proposal and not to tender their Notes into the Third Party Tender Offer.

In light of the Restructuring, and the terms and conditions of the Restructuring Agreement, the Company hereby increases the Consent Fee, and has significantly modified its proposed amendments. The Company describes the new proposed amendments in Annex A hereto. Holders who consent to the Proposal as amended by this Revised Consent Solicitation must still consent to the Agreement and the proposed waiver for past defaults.  The Company reiterates that it requires Holders who consent to the Proposal, as hereby amended, to agree and acknowledge that such Holders will forego the right to receive the Change of Control Offer subsequent to a completed Restructuring.  Holders cannot consent to the Proposal without agreeing to the Agreement.

The Company continues to seek Consents to the entire Proposal as a single proposal and continues to recommend that all Holders furnish their Consents.

All Consents received remain valid and subject to revocation as provided in this Statement.  All Holders who have previously delivered Consents do not need to redeliver such Consents or take any other action in response to this Statement and are eligible to receive the increased Consent Fee of €40 cash per each €1,000 principal amount of Notes properly furnished and not revoked, subject to the terms and conditions of the Revised Consent Solicitation.

Subject to the conditions to effectiveness described below, the Company is seeking Consents from Holders of the Notes to the Proposal in order to (i) confirm that the Restructuring will not be construed as a default or Event of Default, as defined in the Senior

Notes Indenture, and cause an acceleration of the Notes, and (ii) modify certain covenants in the Senior Notes Indenture that limit the Company’s flexibility in conducting its business.

If given effect, the Proposal would allow the Restructuring to be consummated without the adverse consequences of, among other things, an acceleration of the Notes, provided that certain other conditions are met (see “The Restructuring”).  Nordic believes the substantial deleveraging offered by the Restructuring will benefit all the stakeholders of the Concordia group including the Holders. As and when the Restructuring is completed, Nordic expects the Notes will remain outstanding in accordance with their terms.  Assuming the Consenting Senior Noteholders and the Subordinated Ad Hoc Committee comply with their obligations under the Restructuring Agreement and neither the Revised Consent Solicitation nor the Third Party Tender Offer is terminated in accordance with its terms, at least 90% of the Notes will be held by members of the Subordinated Ad Hoc Committee. The Restructuring will constitute a Change of Control, as defined in the Senior Notes Indenture, and within 30 days of the completion of the Restructuring, Nordic must make or cause to be made a Change of Control Offer, as defined in the Senior Notes Indenture, to repurchase the Notes held by each Holder for a cash payment equal to 101% of the principal amount of Notes repurchased, plus accrued interest, to the date of purchase.  For the reasons set out in this Statement, Nordic recommends that all Holders furnish their Consents.

The Revised Consent Solicitation is being made on the terms and is subject to the conditions set forth in this Statement. The execution of the supplemental indenture implementing the proposed amendments to the Senior Notes Indenture (the “First Supplemental Senior Notes Indenture”) is conditional, amongst other things, on Consents of Holders of more than 50% in aggregate principal amount of the Notes having been delivered and not revoked as at the Expiration Time (the “Required Consents”).  The Consenting Senior Noteholders together own a majority of the Notes and, subject to the terms and conditions of the Restructuring Agreement, have undertaken to give their consents with respect to their Notes.  Assuming the Consenting Senior Noteholders comply with this undertaking, the Required Consents will be obtained.  In addition, the members of the Subordinated Ad Hoc Committee who own 40.9% of the Notes, have also undertaken to provide Consents with respect to their Notes.  Nordic will pay the Consent Fee of €40 cash per each €1,000 principal amount of Notes to Holders who have properly furnished (and not revoked) their Consents as at the Expiration Time, provided only that (i) the Required Consents are received, and (ii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposal or the payment of the Consent Fees.  The First Supplemental Senior Notes Indenture will not be entered into or become effective, however, until after the Third Party Tender Offer has been fully consummated (which shall include the Tender Offer Consideration, as defined and described in “The Restructuring”, having been transmitted to the Clearing System (as defined therein) for credit to the accounts of Holders tendering in the Third Party Tender Offer).  If the Consent Fee is not transmitted to the Clearing Systems for credit to the accounts of consenting Holders, within 2 business days of the Expiration Time, or if the consideration properly payable to the tendering Holders in the Third Party Tender Offer is not transmitted to the Clearing System for credit to the accounts of tendering Holders within three business days of the expiration time of (and set forth in) the Third Party Tender Offer, all Consents provided in response to this Revised Consent Solicitation shall immediately expire and be deemed revoked and withdrawn (“Deemed Revocation”), in which event the First Supplemental Senior Notes Indenture will not be entered into or become effective.  For the avoidance of doubt, provided that the Required Consents have been received, if (a) the Consent Fee has been so transmitted or (b) the Third Party Tender Offer has been fully consummated, no such Deemed Revocation shall occur.

Consents may be revoked by Holders at any time at or prior to the Expiration Time.  However, subject to the terms and conditions of the Restructuring Agreement, the Consenting Senior Noteholders and (insofar as they hold Notes) the members of the Subordinated Ad Hoc Committee have agreed not to withdraw their Consents.  If the Proposal becomes effective, each present and future holder of the Notes will be bound by the Proposed Amendments and Waiver, whether or not such Holder delivered a Consent. The Electronic Consent Instruction (as defined under “The Solicitation - Procedures for Consenting”), by which Holders are to effect their consent, will include an authorization to Euroclear or Clearstream, as the case may be, to block the Notes for which Consents are delivered so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Holder submits its Electronic Consent Instruction until the earliest of (i) the time of payment on the Payment Date (as defined under “The Solicitation - Consent Fees”), (ii) termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such clearing system and after taking into account the deadlines imposed by such clearing system, or (iv) Deemed Revocation occurs.

The Tabulation Agent for the Revised Consent Solicitation is

Lucid Issuer Services Limited

CAUTIONARY STATEMENT REGARDING INFORMATION OR REPRESENTATIONS NOT CONTAINED IN THIS STATEMENT

No person has been authorized to give any information or make any representations other than those contained or incorporated by reference in this Statement. If given or made, such information or representations must not be relied upon as having been authorized by the Company, the Trustee, Lucid Issuer Services Limited (the “Tabulation Agent”) or any other person. The statements made in this Statement are made as of the date of this Statement and the delivery of this Statement shall not, under any circumstances, create any implication that the information contained in this Statement is correct after the date of this Statement.

The Revised Consent Solicitation is not being made to, and no Consents are being solicited from, Holders of Notes in any jurisdiction in which it is unlawful to make such Revised Consent Solicitation or grant such Consents. However, Nordic may, in its sole discretion, take such actions at it may deem necessary to solicit Consents in any jurisdiction and may extend the Revised Consent Solicitation to, and solicit Consents from, persons in any such jurisdiction.

The making of the Revised Consent Solicitation and the payment of Consent Fees may be restricted by law in some jurisdictions. Persons into whose possession this Statement comes must inform themselves about and observe these restrictions.

STATEMENT REGARDING INFORMATION CONTAINED IN THIS STATEMENT

The information provided in this Statement is based upon information provided solely by the Company. The Company accepts sole responsibility for this Statement.

Neither the Tabulation Agent nor the Trustee makes any recommendation as to whether Consents to the Proposal should be given. Recipients of this Statement should not construe its contents as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning the Revised Consent Solicitation.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Statement includes and incorporates by reference forward-looking statements. All statements other than statements of historical fact included in this Statement regarding our financial condition or plans to increase revenues and statements regarding other future events or prospects are forward-looking statements. The words “may”, “will”, “expect”, “anticipate”, “believe”, “future”, “aim”, “continue”, “help”, “estimate”, “plan”, “intend”, “should”, “shall” or the negative or other variations of them as well as other statements regarding matters that are not historical fact are or may constitute forward-looking statements. We have based these forward-looking statements on management’s current view with respect to future events and financial performance. These views reflect the best judgment of our executives but involve a number of risks and uncertainties. Although we believe that the estimates and the projections reflected in the forward-looking statements are reasonable, such estimates and projections may prove to be incorrect, and our actual results may differ from those described in our forward-looking statements and from past results, performance or achievements as a result of these risks, uncertainties and assumptions.

We do not intend to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. All forward-looking statements contained or incorporated by reference in this Statement and all subsequent written or oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements contained throughout this Statement and any cautionary statements that are included in documents incorporated by reference. As a result of these risks, uncertainties and assumptions, you should not place undue reliance on these forward-looking statements.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS SOLICITATION AT ANY TIME.

Throughout this Statement unless the context requires otherwise, the words “we”, “our” and “ours” refer collectively to Nordic and its consolidated subsidiaries and controlled partnerships and the term “group” also includes our parent companies. The defined terms “Nordic” and the “Company” refer only to Nordic.

Each Holder is responsible for assessing the merits of the Revised Consent Solicitation.  The Trustee has not made and the Trustee will not make any assessment of the merits of the Revised Consent Solicitation or of the impact of the Revised Consent Solicitation on the interests of the Holders either as a class or as individuals.  The entry into the First Supplemental Senior Notes Indenture as a result of the Revised Consent Solicitation will not require the Trustee to, and the Trustee shall not, consider the interests of the Holders either as a class or as individuals.  The Trustee has, however, authorised it to be stated that on the basis of the information contained herein it has no objection to the Revised Consent Solicitation being put to the Holders for their consideration.  The Trustee has, however, not been involved in the Revised Consent Solicitation or in formulating the Proposal and makes no representation that all relevant information has been disclosed to Holders in this Statement.  Accordingly, the Trustee urges Holders who are in any doubt as to the impact of the Revised Consent Solicitation or of the implementation of the Proposal to seek their own financial advice.

To deliver Consents held through either Euroclear Bank S.A./N.V., as operator of the Euroclear system (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”) and, together with Euroclear, each a “Clearing System”), Holders should submit a valid Electronic Consent Instruction to the relevant Clearing System, as set forth in “Procedures for Consenting.”

IRS CIRCULAR 230 LEGEND.  THIS STATEMENT WAS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, FOR THE PURPOSE OF AVOIDING U.S. FEDERAL, STATE, OR LOCAL PENALTIES.  THIS STATEMENT WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE SOLICITATION.  EACH HOLDER SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

AVAILABLE INFORMATION

Nordic is subject to the informational requirements of the Securities Exchange Act of 1934, as amended and, in accordance therewith and as required by the Senior Notes Indenture, files annual reports and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W. Washington, D.C. 20549, at the SEC’s Regional Offices located at Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661 and at 233 Broadway, New York, New York 10279. You may also obtain copies of such material from the SEC at prescribed rates by contacting the Public Reference Section of the SEC at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. In addition, copies of such documents may be obtained through the SEC internet address at http //www.sec.gov.  In addition, as long as the Notes are listed on the Luxembourg Stock Exchange and the rules of such exchange require, copies of reports and other information concerning Nordic also may be obtained, free of charge, during normal business hours on any business day at the office of our listing agent in Luxembourg, Deutsche Bank Luxembourg S.A., 2, Boulevard Konrad Adenauer, L-1115 Luxembourg (the “Luxembourg Listing Agent”).

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

This Statement incorporates by reference important business and financial information about the Company that is not included in or delivered with this Statement.  Since this Statement may not contain all the information that you may find important, you should review the full text of any incorporated documents.

The following documents previously filed by the Company with the SEC are incorporated by reference into this Statement:

•                                   Registration Statement on Form F-4 under File Number 333-115996, filed on May 28, 2004 and amendments thereto filed on July 9, July 30 and August 12, 2004; and

•                                   Reports on Form 6-K under the File Number 333-115996, filed on August 27, 2004, September 28, 2004, January 18, 2005, January 19, 2005, February 1, 2005, February 15, 2005, March 7, 2005, March 16, 2005, April 14, 2005, April 29, 2005, May 6, 2005, May 13, 2005, May 21, 2005, May 31, 2005, June 2, 2005, June 7, 2005, June 13, 2005, June 20, 2005, June 28, 2005, July 1, 2005, July 14, 2005, July 19, 2005 and on the date hereof.

Additionally, any current report on Form 6-K that the Company files with the SEC subsequent to the date of the Statement and on or prior to the Expiration Time that is expressly identified as being incorporated by reference into this Statement shall be deemed to be incorporated by reference into this Statement.  Later statements in this Statement or in documents incorporated by reference modify or replace earlier statements on the same subject.

Any statement contained in a document incorporated or deemed to be incorporated by reference shall be deemed to be modified or superseded for purposes of this Statement to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Statement.

Nordic will provide, without charge, to each Holder to whom this Statement is delivered, upon the request of such Holder, a copy of any or all of the documents that are incorporated by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference in such documents). Copies of this Statement, as amended or supplemented from time to time, and any other documents (or parts of documents) that constitute part of this Statement will also be provided without charge to each such person, upon request. Requests for such documents should be directed to the Tabulation Agent at Lucid Issuer Services Limited, Leroy House, 436 Essex Road, London, N1 3QP.  The Tabulation Agent may also be contacted at tel. no. + 44(0)20 7704 0880 or by email to concordia@lucid-is.com.

TABLE OF CONTENTS

Section

The Restructuring

Purpose of the Revised Consent Solicitation

Options For Holders

The Proposal

Effect of the Proposal

The Revised Consent Solicitation

Certain Tax Consequences

THE RESTRUCTURING

Swedish proceedings

The Restructuring Agreement provides for Bus to make an application for reorganization proceedings in the District Court in Stockholm, Sweden. The proceedings are expected to result in the face amount of all the Subordinated Notes being reduced from 100% to 25% after which the Consenting Noteholders will be obligated by the Restructuring Agreement to exchange such reduced debt obligations (including all principal, any accrued and unpaid interest and any other amounts due thereon) for ordinary shares of Bus, which will constitute, subject to the terms of a management incentive plan, 97.5% of the issued ordinary share capital of Bus, with 2.5% reserved for the Controlling Shareholders. General creditors of Nordic and of other companies in the Concordia group, including finance lessors and trade creditors, will not be affected by the Restructuring.  Bus expects that the Restructuring will be completed in the next few months through court proceedings in Sweden and/or a private subscription for the new shares.

Third Party Tender Offer

Simultaneously with this Revised Consent Solicitation, the Offerors have caused Nimbus Limited (“BidCo”) to make the Third Party Tender Offer to purchase up to €76,867,000 of the Notes (representing all outstanding Notes other than those owned by members of the Subordinated Ad Hoc Committee), at a price equivalent to 100% of their principal face amount plus all accrued but unpaid interest thereon. The Third Party Tender Offer is not being made by Nordic. Nordic will pay the Offerors a fee equal to 1% of the maximum cash amount the Offerors are liable to pay in the Third Party Tender Offer, plus an additional 2% of the cash amount actually paid (which will depend on the total amount of Notes tendered and purchased pursuant to the Third Party Tender Offer).  Pursuant to, and subject to the terms and conditions of the Restructuring Agreement the Consenting Senior Noteholders have agreed and undertaken to deliver consents to the Proposal with respect to their Notes and to tender their Notes into the Third Party Tender Offer and the members of the Subordinated Ad Hoc Committee have agreed not to tender their Notes into the Third Party Tender Offer.

Assuming that this Revised Consent Solicitation has closed in accordance with its terms (following the receipt of the Required Consent) and Nordic has paid the Consent Fee, the consideration in the Third Party Tender Offer (the “Tender Offer Consideration”) will equal 100% of the principal amount of Notes validly tendered and not withdrawn.  In the event that the Revised Consent Solicitation has closed in accordance with its terms (following the receipt of the Required Consent), but the Consent Fee has not been paid, the Tender Offer Consideration (for Holders who have given their consent) shall be an amount equivalent to 104% of the principal amount of Notes validly tendered and not withdrawn.  In the event the Revised Consent Solicitation does not close in accordance with its terms (such that the Consent Fee has not paid) but BidCo nonetheless elects (at its sole discretion) to consummate the Third Party Tender Offer, the Tender Offer Consideration shall be an amount equivalent to 104% of the principal amount of the Notes validly tendered and not withdrawn (on the basis that Holders will not have been paid the Consent Fee).  In any case, the Tender Offer Consideration will be accompanied by an amount in respect of accrued but unpaid interest with respect to the tendered Notes.

The Mezzanine Facility

In connection with the Restructuring, Bus and Nordic Holding have entered into a mezzanine lending facility (the “Mezzanine Facility”) with certain members of the Subordinated Ad Hoc Committee (the “Financing Parties”). The Mezzanine Facility has two tranches: Nordic Holding has borrowed €25,000,000 under one tranche (the “Bridge Facility”) and Bus will borrow €45,000,000 under another tranche (“Tranche A”) once the Restructuring has closed, of which an amount equal to the amount borrowed under the Bridge Facility will be used to refinance and pay the costs of the Bridge Facility, approximately €5,000,000 will be retained to pay Bus’ expenses and the remainder will be indirectly contributed to the Company as an equity contribution (the “Proposed Equity Contribution”).  The Company believes that the Proposed Equity Contribution would improve its operational capacities.  General creditors of Nordic and of other companies in the Concordia group, including finance lessors and trade creditors, will not be affected by the Restructuring.

Interest on amounts drawn under the Mezzanine Facility are set pursuant to a formula, and are payable part in cash and part in kind.  Based on the current level of six-month EURIBOR, the interest rate on Mezzanine Facility borrowings equals approximately 15% per annum.  The Bridge Facility of €25,000,000 will be used to (a) provide liquidity to the Concordia group, (b) cover some of the costs of the Restructuring and (c) repay an outstanding loan to Nordic of approximately €4,800,000. All amounts drawn under Tranche A will be due in a single installment on February 1, 2010, following the final stated maturity date of the Notes.

The fees payable in connection with the Mezzanine Facility will equal 2% of the amount of the Mezzanine Facility.

Change of Control Offer

If the Restructuring is consummated, the Senior Notes Indenture requires that Holders must be presented with a Change of Control Offer. Nordic has assigned its obligation to conduct a Change of Control Offer occasioned by the consummation of the Restructuring to the Offerors (as permitted by the Senior Notes Indenture), who intend to use BidCo for that purpose. To finance any Change of Control Offer that may occur as a result of the Restructuring, Nordic and the Financing Parties have entered into a Notes Purchase Agreement (the “Notes Purchase Agreement”) under which BidCo has agreed to purchase Notes which may be put to Nordic as a result of a Change of Control Offer.  However, assuming the Consenting Senior Noteholders and the Subordinated Ad Hoc Committee comply with their obligations under the Restructuring Agreement and neither the Revised Consent Solicitation nor the Third Party Tender Offer is terminated in accordance with its terms, the maximum amount of the aggregate principal amount of Notes that BidCo would have to purchase would be less than 10%.  Upon the conclusion of that Change of Control Offer, Notes that were put would be acquired by BidCo for an amount equivalent to their aggregate principal amount multiplied by 101%, plus accrued but unpaid interest on such Notes up to (but not including) the date of their purchase in the Change of Control Offer.  As consideration for conducting the Change of Control Offer, Nordic will pay to BidCo, for and on behalf of the Financing Parties, a fee of 2% of the aggregate principal amount of Notes not held by members of the Subordinated Ad Hoc Committee and purchased in the Change of Control Offer.

PURPOSE OF THE SOLICITATION

The overall purpose of the Revised Consent Solicitation is to ensure that the Concordia group emerges from the Restructuring able to continue to meet its ongoing obligations. As and when implemented, the Restructuring will effect a substantial deleveraging of the Concordia group’s consolidated balance sheet, thus benefiting all the group’s stakeholders, including Holders. Holders are not being subjected to any impairment of their claims against Nordic.

The grace period for the interest payment due on the Subordinated Notes on 15 February 2005 has expired and no payment has been made and Bus is consequently in default under the indenture pursuant to which the Subordinated Notes were issued.  By entering into the Restructuring Agreement, members of the Subordinated Ad Hoc Committee have agreed not to take steps to accelerate their Subordinated Notes or demand payment of the overdue interest.  Were the Restructuring not to be completed, Nordic can give no assurance as to measures it might need to take to deal with the consequences of actions taken by, or resulting from the claims of, these creditors.  Approval of the Proposal will facilitate the completion of the Restructuring and the elimination of these contingencies.  The Restructuring will involve Bus becoming subject to reorganization proceedings in a Swedish court.

For the foregoing reasons Nordic recommends that all Holders furnish their Consents.

OPTIONS FOR HOLDERS

Holders may choose EITHER (1) to consent to the Proposal and receive the Consent Fee, subject to the conditions described herein OR (2) if the Restructuring is completed, accept the subsequent Change of Control Offer (in which case such Holders will not receive the Consent Fee), OR (3) to neither consent to the Proposal nor accept the subsequent Change of Control Offer and to retain their Senior Notes.

OPTION 1

To receive the Consent Fee of €40 per €1,000 of Notes, Holders must consent to the Proposal.  The Proposal includes the Proposed Amendments and Waiver and the Agreement.  Holders cannot consent to the Proposed Amendments and Waiver without acknowledging, and agreeing to, the Agreement.  Under the Agreement, a Holder agrees that it will forego the right to receive the Change of Control Offer following a completion of the Restructuring.  Holders who choose to consent to the Proposal will receive the Consent Fee in respect of their Notes for which properly completed and executed Consents are received and not revoked by the Expiration Time, provided that (subject only to conditions pertaining to the legality of the implementation of the Proposal), the Required Consents are received.

Taking into account also the contemporaneous existence of the Third Party Tender Offer, Holders who wish to have the possibility of exiting their investment in the Notes and being eligible to receive a total cash amount therefor equal to 104% of the aggregate principal amount of their Notes plus accrued interest, will need to provide (and not withdraw) their Consents to the Proposal AND to validly tender (and not withdraw) their Notes in the Third Party Tender Offer.

OPTION 2

Holders may choose not to consent to the Proposal and instead retain their right to participate in the subsequent Change of Control Offer.  Holders who choose not to consent will not receive the Consent Fee of €40 per €1,000 of Notes and will not be asked to agree not to accept the Change of Control Offer.  If the Restructuring is completed, non-consenting Holders will be free to accept the Change of Control Offer of cash equal to 101% of the aggregate principal amount of their Notes that are repurchased under the Change of Control Offer plus accrued interest, if any, to the date of repurchase.

OPTION 3

Holders may choose not to consent to the Proposal nor accept the Change of Control Offer and retain their Senior Notes.  Holders should note that their choosing this option would mean that they did not receive either the Consent Fee (Option 1 above) or the cash payment under the Change of Control Offer (Option 2) and would hold Notes under the amended Senior Notes Indenture.

If the Restructuring is completed we will be required to conduct a Change of Control Offer.  However, such offer will not be made to Holders who have consented to the Proposal.

The Restructuring might not be completed if the First Supplemental Senior Notes Indenture does not become effective.  Without limitation, the principal condition to Nordic entering into the First Supplemental Senior Notes Indenture is that the Required Consents be received.  The Consenting Senior Noteholders own a majority of the Notes and, subject to the terms and conditions of the Restructuring Agreement, have agreed to give Consents with respect to their Senior Notes.  Assuming the Consenting Senior Noteholders comply with this undertaking the Required Consents will be obtained.

THE PROPOSAL

Set forth below is a summary of the Proposal for which Consents are being sought pursuant to this Statement.  The discussion below is qualified in its entirety by reference to the full and complete terms of the Senior Notes Indenture and of the proposed amendments.  The relevant provisions of the Senior Notes Indenture as we propose to amend them are set forth in Annex A, which forms a part of this Statement. Each capitalized term appearing below that is not defined herein has the meaning assigned to such term in the Senior Notes Indenture.

The Proposal is comprised of two elements: (a) a series of amendments to the Senior Notes Indenture together with a waiver of any past defaults under the Senior Notes Indenture and (b) an acknowledgement and agreement by Holders that they will not receive the Change of Control Offer subsequent to the Restructuring.

Amendments

The proposed amendments are set out in Annex A hereto, which forms a part of this Statement.

Proposed waiver for any past defaults

In connection with this Revised Consent Solicitation, we are seeking a waiver from Holders for any past defaults.

Acknowledging, and agreeing to, the Agreement

To effectuate this Revised Consent Solicitation, we require that Holders who consent to the Proposal thereby agree and acknowledge that such Holder will forego the right to receive the Change of Control Offer subsequent to a completed Restructuring. Holders cannot consent to the Proposal without agreeing to this Agreement.

General

In addition to being conditional on Holders of more than 50% in aggregate principal amount of the outstanding Notes consenting to the Proposal, the Restructuring will also be conditional on, among other things, the First Supplemental Senior Notes Indenture providing for the proposed amendments becoming effective under the terms of the Senior Notes Indenture.

By consenting to the Proposal, Holders authorize and direct the Trustee to enter into the First Supplemental Senior Notes Indenture after the Third Party Tender Offer has been fully consummated (which shall include the Tender Offer Consideration, as defined and described in “The Restructuring”, having been transmitted to the Clearing System (as defined herein) for credit to the accounts of Holders tendering in the Third Party Tender Offer).

If the Consent Fee is not transmitted to the Clearing Systems (as herein defined) for credit to the accounts of consenting Holders, within 2 business days of the Expiration Time, or if the consideration properly payable to the tendering Holders in the Third Party Tender Offer is not transmitted to the Clearing System for credit to the accounts of tendering Holders within three business days of the Expiration Time of (and set forth in) the Third Party Tender Offer, all Consents provided in response to this Revised Consent Solicitation shall immediately expire and be deemed revoked and withdrawn, in which event the First Supplemental Senior Notes Indenture will not be entered into or become effective.  For the avoidance of doubt, providing that the Required Consents have been received, if (a) the Consent Fee has been so transmitted or (b) the Third Party Tender Offer is fully consummated, no such Deemed Revocation and withdrawal shall occur.

Holders who deliver Consents thereby waive all past defaults under the Notes and the Senior Notes Indenture and acknowledge and agree to the Agreement on the terms set out herein.  The proposed waiver and the Agreement shall become effective simultaneously with the proposed amendments upon execution of the First Supplemental Senior Notes Indenture.

In accordance with normal practice, the Trustee expresses no opinion on the merits of the Proposal.

The Company is seeking Consents to the entire Proposal as a single proposal. Holders may not consent selectively to only certain parts of the Proposal.

EFFECT OF THE PROPOSAL

If the Proposal becomes effective, certain provisions contained in the Senior Notes Indenture will be modified, and Holders will no longer be entitled to the benefit of such provisions except as amended.  The modification of these provisions and the waivers would enable, among other things, the Company to incur more debt under its general basket to incur indebtedness (although the proposed amendments would also eliminate the baskets specifically relating to revolving credit facilities and capital lease obligations).  The addition of a proposed amendment to allow up to 50% of the Company’s Free Cash Flow, as herein defined, in excess of SEK 100,000,000 in any given fiscal year to be contributed up to Nordic’s parent Holding will allow additional funds to flow out of Nordic.  These modifications and waivers could adversely affect the market price of the Notes or otherwise be adverse to the interest of Holders.  In addition, Holders who consent to the Proposal will relinquish their rights to participate in the Change of Control Offer that will need to be made if the Restructuring is completed.  (See “The Proposal”.)

If the Proposal becomes effective, the Proposed Amendments and Waiver will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposal.

Holders who do not consent with respect to the Proposal and Holders whose Consents are revoked before the Expiration Time will receive no Consent Fee even though the Proposed Amendments and Waiver, if they become effective, will be binding on them and any transferee of the Notes.

The Electronic Consent Instruction (as defined under “The Solicitation - Procedures for Consenting”), by which Holders are to effect their consent, will include an authorization of Euroclear or Clearstream, as the case may be, to block the Notes for which Consents are delivered so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Holder submits its Electronic Consent Instruction until the earliest of (i) the time of payment on the Payment Date (as defined under “The Solicitation - Consent Fees”), (ii) termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System, or (iv) the time when Deemed Revocation occurs.

The Notes are listed on the Luxembourg Stock Exchange, through the Euroclear and Clearstream clearing systems. Nordic expects that Holders who consent to the Proposal will be assigned a temporary ISIN number by the Clearing Systems.  The temporary ISIN number will enable Nordic to determine which Holders can not participate in any Change of Control Offer subsequent and related to the Restructuring.  Notes for which Consents have been accepted by the Company that trade after the Expiration Time or termination of this Revised Consent Solicitation will trade under the temporary ISIN number until the earlier of (a) the termination of any Restructuring Agreement and (b) the completion of any Change of Control Offer.  The Notes trading under the temporary ISIN number, i.e. for which Consents have been delivered, and not validly revoked, will not be fungible with Notes trading under the permanent ISIN number, i.e. for which Consents have not been delivered, until the completion of the Change of Control Offer or the termination of the Restructuring without completion.  Depending on how many Holders consent to the Proposal, the outstanding principal amount of Notes unencumbered by Agreements available for trading after the completion of the Revised Consent Solicitation could be significantly reduced.  A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable issue of debt securities with a larger float.  The reduction in the size of the float for unencumbered Notes that is likely to result from the consummation of the Revised Consent Solicitation may adversely affect both the liquidity and market price of the unencumbered Notes.  The reduction in the float also may make the trading price of Notes more volatile.

THE SOLICITATION

General

Pursuant to Section 902 of the Senior Notes Indenture, adoption of the Proposed Amendments and Waiver requires the receipt of the Required Consents, consisting of the valid and unrevoked Consents of Holders of more than 50% in aggregate principal amount of the Notes outstanding, at or prior to the Expiration Time. As of the date of this Statement, the outstanding aggregate principal amount of the Notes is €130,000,000. Nordic will pay the Consent Fee to Holders who have properly furnished, and not revoked, their Consents at or prior to the Expiration Time, provided that (i) the Required Consents are received and (ii) there are no laws, regulations, injunctions, actions or other proceedings, pending or threatened, which, in the case of any action or proceeding if adversely determined, would make unlawful or invalid or enjoin the implementation of the Proposal or the payment of the Consent Fees. There can be no assurance that the Proposal will become effective. If the Proposal becomes effective, the Proposed Amendments and Waiver will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposal.

If the Consent Fee is not transmitted to the Clearing Systems (as herein defined) for credit to the accounts of consenting Holders, in each case within 2 business days of the Expiration Time, or if the consideration properly payable to the tendering Holders in the Third Party Tender Offer is not transmitted to the Clearing System for credit to the accounts of tendering Holders within three business days of the Expiration Time of (and set forth in) the Third Party Tender Offer, all Consents provided in response to this Revised Consent Solicitation shall immediately expire and be deemed revoked and withdrawn, in which event the First Supplemental Senior Notes Indenture will not be entered into or become effective.  For the avoidance of doubt, providing that the Required Consents have been received, if (a) the Consent Fee has been so transmitted or (b) the Third Party Tender Offer is fully consummated, no such Deemed Revocation and withdrawal shall occur.

Nordic will publish a notice of the response to this Proposal upon the Expiration Time, upon the Consent Fee being transmitted to the Clearing Systems for credit to the accounts for consenting Holders, and upon completion of the execution of the First Supplemental Senior Notes Indenture.  Failure to deliver a Consent will have the same effect as if a Holder had voted “No” to the Proposal.

Beneficial owners of the Notes who wish to provide a Consent and whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such Notes, to consent in accordance with the customary procedures of Euroclear and Clearstream, on behalf of the beneficial owner prior to the Expiration Time.

Consent Fees

Upon the terms and conditions set forth in this Statement, Nordic will pay (by transmitting to the Clearing Systems for credit to the accounts of consenting Holders), on the date on which all conditions for payment have been fulfilled or within 2 business days thereafter (the date on which the Consent Fee is so transmitted to the Clearing Systems for credit to the accounts of consenting Holders being the “Payment Date”), to Holders of the Notes whose Consents have not been properly furnished and not revoked and have been received by the Tabulation Agent on or prior to the Expiration Time, Consent Fees in the amount of €40 per each €1,000 principal amount of Notes for which a Consent was received and not revoked. Under no circumstances will interest accrue on or be payable with respect to any Consent Fee.

Holders who do not timely consent to the Proposal and Holders whose Consents are revoked before the Expiration Time will receive no Consent Fee even though the Proposed Amendments and Waiver, if they become effective, will be binding on them and any transferee of their Notes.   Holders who consent to the Proposal after the Expiration Time may not revoke such Consent.

Failure to Obtain Required Consents

The Consenting Senior Noteholders together own a majority of the Notes and, subject to the terms and conditions of the Restructuring Agreement, have agreed to give Consents with respect to their Notes.  Assuming the Consenting Senior Noteholders comply with this undertaking, the Required Consents will be obtained.  In the event the Required Consents are not obtained, the other condition set forth in this Statement is not satisfied or waived, or the Revised Consent Solicitation is terminated pursuant to its terms, no Consent Fees will be paid to any Holders of the Notes, and Nordic will not be entitled to and will not execute the First Supplemental Senior Notes Indenture.

Expiration Time; Extensions; Amendment

The term “Expiration Time” means 11:59 p.m., London Time on 24 August 2005, unless Nordic, extends the period during which the Revised Consent Solicitation is open, in which case the Expiration Time shall be the latest date and time for which an extension is effective.  Any extension of the Expiration Time will require the consent of the parties to the Restructuring Agreement. In order to extend the Revised Consent Solicitation period, Nordic will notify the Tabulation Agent of any extension by oral or written notice and will make a public announcement thereof, each prior to 2:00 p.m., London time, on the next business day after the previously scheduled Expiration Time. Nordic currently intends to notify Holders of any such extension solely by issuing a press release, but may elect to utilize other means reasonably calculated to inform Holders of such extension. Failure of any Holder to be so notified will not affect the extension of the Revised Consent Solicitation.

Nordic expressly reserves the right, in its sole discretion, at any time to (i) terminate the Revised Consent Solicitation, (ii) waive any of the conditions to the Revised Consent Solicitation, (iii) extend the Expiration Time, or (iv) amend the terms of the Revised Consent Solicitation in any manner.  However, any extension of the Expiration Time will require the consent of the parties to the Restructuring Agreement, and Nordic has undertaken in the Restructuring Agreement not to modify this statement or Revised Consent Solicitation except to cure a bona fide error or ambiguity or to modify the proposed amendments to the Senior Notes Indenture, provided that any modification with respect to the terms which relate to, or provide for the payment of, the Consent Fee or with respect to the timing of or otherwise as to the effectiveness of, the First Supplemental Senior Notes Indenture, may not be made except with the prior written consent of the Consenting Senior Noteholders.

If Nordic elects to waive any of the conditions to the Revised Consent Solicitation, extend the Revised Consent Solicitation period or amend the terms of the Revised Consent Solicitation in a manner favorable to the Holders, in each case in accordance with the terms and conditions of the Restructuring Agreement, all Consents received will remain valid (and subject to revocation as provided in this Statement) until the date and time to which the Expiration Time has been extended.

Without limiting the manner in which Nordic may choose to make a public announcement of any extension, amendment or termination of the Revised Consent Solicitation, Nordic shall have no obligation to publish, advertise, or otherwise communicate such public announcement, other than by making a timely press release and complying with any applicable notice provisions of the Senior Notes Indenture.

Procedures for Consenting

Holders will not be entitled to receive the Consent Fee unless they deliver their Consents, and do not subsequently validly revoke, at or prior to the Expiration Time.  Consents delivered in accordance with the procedures described below will constitute the delivery of a written Consent by such Holder with respect to such Notes.

All Consents received remain valid and subject to revocation as provided in this Statement.  All Holders who have previously delivered Consents do not need to redeliver such Consents or take any other action in response to this Statement and are eligible to receive the increased Consent Fee of €40 cash per each €1,000 principal amount of Notes properly furnished and not revoked, subject to the terms and conditions of the Revised Consent Solicitation.

Delivery of Consents.  The delivery of Consents pursuant to the procedures set forth below will constitute a binding agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth in this Statement.

Electronic Consent Instructions.  To deliver Consents by Electronic Consent Instruction, a Holder should either (i) contact Euroclear or Clearstream for participation procedures and deadlines regarding the submission of a tested telex, authenticated SWIFT message, a Euclid server or Creation instruction (each an “Electronic Consent Instruction”) to authorize the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream, as the case may be; or (ii) request such Holder’s broker, dealer, bank, trust company or other nominee to effect the submission of an Electronic Consent Instruction to authorise the delivery of Consents and the blocking of the relevant accounts in Euroclear or Clearstream for such Holder.  Holders whose Notes are held on their behalf by a broker, dealer, bank, trust company or other nominee must contact such entity if they desire to consent to the Proposal.

Notwithstanding that the Consents are delivered by each Holder by means of an Electronic Consent Instruction, each Holder thereby agrees that such Electronic Consent Instruction constitutes a written consent to the Proposal.

The Electronic Consent Instruction, by which Holders are to effect their consent, will include an authorization of Euroclear or Clearstream, as the case may be, to block the Notes for which Consents are delivered so that no transfers may be effected in relation to such Notes at any time from and including the date on which the Holder submits its Electronic Consent Instruction until the earliest of (i) the time of payment on the Payment Date, (ii) termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System, or (iv) the time when Deemed Revocation occurs.

The receipt of such Electronic Consent Instruction by Euroclear or Clearstream may be acknowledged in accordance with the standard practices of Euroclear or Clearstream. For the avoidance of doubt any such acknowledgement does not constitute an acceptance of the Consent by or on behalf of the Company.

Procedures for delivering Consents.  A Holder may consent by submitting a valid Electronic Consent Instruction to the relevant Clearing System in accordance with the requirements of the relevant Clearing System.  The Holder must clearly state in the Electronic Consent Instruction:

•            the aggregate principal amount of Notes with respect to which the Holder wishes to deliver a Consent;

•            the name of the Holder, the securities account number for the relevant Clearing System in which the Notes are held, the name of the participant and its corresponding Euroclear or Clearstream number;

•            that an individual matching blocking instruction has been sent to the relevant Clearing System; and

•            the cash account number at the relevant Clearing System that shall receive the Consent Fee.

The Consent by a Holder of Notes will, on acceptance of the Consent by the Company and verification to the Holders thereof, constitute a binding agreement between such Holder and the Company in accordance with the terms, and subject to the conditions, set forth in this Statement and in the Electronic Consent Instruction, as the case may be.  A Consent by a Holder may be revoked prior to the Expiration Time by submitting an electronic revocation instruction to the relevant Clearing System.

No Letter of Transmittal or Consent.  No letter or transmittal or consent need be executed in relation to this Revised Consent Solicitation.  The submission of an Electronic Consent Instruction in the name provided in this Statement shall constitute written consent to the Proposal.

Representations, Warranties and Undertakings.  By submitting a valid Electronic Consent Instruction to the relevant Clearing System, the Holder is deemed to represent, warrant and undertake to the Company, the Tabulation Agent that:

(a)             the Holder has received and reviewed this Statement;

(b)             the Notes are, at the time of acceptance, and will continue to be, held by it at the relevant Clearing System, until the earliest of (i) the time of payment on the Payment Date, (ii) the termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, or (iv) the time when Deemed Revocation occurs;

(c)             the Notes have been blocked (and will remain blocked until the Payment Date) in the securities account to which such Notes are credited in the relevant Clearing System with effect from, and including, the date on which either the Electronic Consent Instruction was received by the relevant Clearing System until the earliest of (i) the time of payment on the Payment Date, (ii) the termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, all in accordance with the normal procedures of such Clearing System and after taking into account the deadlines imposed by such Clearing System, or (iv) the time when Deemed Revocation occurs;

(d)             the consenting Holder acknowledges that it consents to the Proposal as described in this Statement and authorises, directs and requests the execution and delivery of the First Supplemental Senior Notes Indenture subject to the terms of this Statement.  The consenting Holder acknowledges that the submission of an Electronic Consent Instruction to this effect constitutes the consenting Holder’s written consent to the Proposal;

(e)             the consenting Holder acknowledges that all authority conferred or agreed to be conferred pursuant to these representations, warranties and undertakings and every obligation of the consenting Holder and the Consents given by the consenting Holder shall be binding (to the extent applicable in law) upon the successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives of the consenting Holder and shall not be affected by, and shall survive, the death or incapacity of the consenting Holder;

(f)              the consenting Holder acknowledges that, to the extent the consenting Holder accepts the Revised Consent Solicitation after the Expiration Time, the consenting Holder will not receive the Consent Fee that would otherwise be payable with respect to the Notes blocked in the relevant Clearing System prior to the Expiration Time; and

(g)             no information has been provided to it by the Tabulation Agent or the Trustee with regard to the tax consequences to Holders or beneficial owners of the Notes arising from the receipt of the Consent Fee, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Revised Consent Solicitation and agrees that it will not and does not have any right of recourse (whether by way of reimbursements, indemnity or otherwise) against the Tabulation Agent, the Trustee or any other person in respect of such taxes and payments.

If the relevant Holder is unable to give the representations and warranties described above, such Holder should contact the Tabulation Agent.

All Consents will be made on the basis of the terms set out in this Statement and, once made in the manner described above, will (subject as mentioned above) be irrevocable and binding on the relevant Holder.  Consents may only be made by submission of a valid Electronic Consent Instruction to the relevant Clearing System no later than the Expiration Time which (subject to the provisions of this document) will be 11:59 p.m., London time, on 24 August 2005.

The Notes for which Consents have been given will be unblocked in the relevant Clearing System upon the earliest of (i) the time of payment on the Payment Date, (ii) the termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, or (iv) the time when Deemed Revocation occurs.

The receipt of an Electronic Consent Instruction by the relevant Clearing System will be acknowledged in accordance with the standard practices of such Clearing System.  All questions as to validity, form and eligibility (including time of receipt) of any Electronic Consent Instruction will be determined solely by the Company.  Such determination as to whether or when an Electronic Consent Instruction is received, whether it is duly completed and signed or whether a Consent is validly revoked shall be final and binding.

Holders should ensure that the relevant Clearing System in which Notes are held has received instructions (with which they have complied) to block such Notes in the securities account to which they are credited with effect from, and including, the day on which the Electronic Consent Instruction is submitted so that no transfers may be effected in relation to such Notes at any time after such date until the earliest of (i) the time of payment on the Payment Date, (ii) the termination or withdrawal of the Revised Consent Solicitation, (iii) in the case of Notes in respect of which the Consent has been revoked, the date on which such Consent is validly revoked, or (iv) the time when Deemed Revocation occurs.  Notes should be blocked in accordance with the procedures of the relevant Clearing System and the deadlines required by the relevant Clearing System.  The Company and the Tabulation Agent shall be entitled to accept submission of an Electronic Consent Instruction as deemed confirmation that such Notes have been so blocked.  The Tabulation Agent shall require the relevant Clearing System to confirm in writing that such Notes have been blocked with effect from the date of submission of the Electronic Consent Instruction.  In the event that the relevant Clearing System fails to do so, the Tabulation Agent shall inform the Company who shall be entitled, but not obliged, to reject the Electronic Consent Instruction.

Beneficial owners of Notes who are not direct participants in Euroclear or Clearstream must contact their broker, dealer, bank, custodian, trust company or other nominee to arrange for their direct participant in Euroclear or Clearstream, as the case may be, through which they hold Notes to submit a valid Electronic Consent Instruction to the relevant Clearing System prior to the Expiration Time.  The beneficial owners of Notes that are held in the name of a broker, dealer, bank, custodian, trust company or other nominee or custodian should contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and procure that the Notes are blocked in accordance with the normal procedures of the relevant Clearing System and the deadlines imposed by such Clearing System.

Consent of Notes in Physical Form.  The Trustee has informed the Company that all Holders hold the Notes through Clearing System accounts and there are no Notes in physical form.  If you believe that you are holding a Note in physical form, please contact the Tabulation Agent for the appropriate procedures with regard to consenting with respect to such Notes.

No Guaranteed Delivery.  There are no guaranteed delivery procedures provided by the Company in connection with this Revised Consent Solicitation.  Beneficial owners of Notes that are held in the name of a custodian must contact such entity sufficiently in advance of the Expiration Time if they wish to Consent Notes and deliver related Consents eligible to receive the Consent Fee.

Direct participants in Euroclear or Clearstream delivering Consents must give authority to Euroclear or Clearstream to disclose their identity to the Tabulation Agent.

Consents should not be delivered to the Trustee or Nordic.

UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER NOTES IN CONNECTION WITH THIS SOLICITATION AT ANY TIME.

Nordic will resolve all questions as to the validity, form, eligibility (including time of receipt) and acceptance and revocations of Consents, whose determinations will be binding. Nordic reserves the right to reject any or all Consents and revocations not validly given or any Consents the Company’s acceptance of which could, in the opinion of Nordic’s counsel, be unlawful. Nordic also reserves the right to waive any defects or irregularities in connection with deliveries or to require a cure of such irregularities within such time as Nordic determines. None of Nordic, the Tabulation Agent or the Trustee or any other person shall have any duty to give notification of any such waiver, defects or irregularities, nor shall any of them incur any liability for failure to give such notification.  Delivery of Consents or notices of revocations will be deemed not to have been made until such irregularities have been cured or waived.

Revocation of Consents

A Holder may revoke its Consent at any time prior to the Expiration Time.

However, the Senior Group and members of the Subordinated Ad Hoc Committee who hold Notes have agreed in, and subject to the terms and conditions of, the Restructuring Agreement not to revoke their Consents.

All Consents received prior to the Expiration Time will be counted, notwithstanding any transfer of the Notes to which such Consents relate, unless the Tabulation Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation at any time prior to the Expiration Time, or a notice of revocation delivered in accordance with the customary procedures of Euroclear and Clearstream. A Consent received from a Holder will, with respect to the Proposed Amendments and Waivers, bind that Holder with respect to its Notes to which such Consent relates and every subsequent holder of such Notes or portion of such Notes, even if notation of the Consent is not made on such Notes.

To be effective, a notice of revocation must be in a format customarily used by Euroclear and Clearstream.

A revocation of a Consent will be effective only as to the Notes listed on the revocation and only if such revocation complies with the provisions of this Statement. Only a Holder is entitled to revoke a Consent previously given. A beneficial owner of the Notes must arrange with the Holder to deliver on its behalf a revocation of any Consent already given with respect to such Notes.

A transfer of Notes will not have the effect of revoking any Consent validly given before such transfer, and each Consent validly given will be counted notwithstanding any transfer of the Notes unless the applicable Holder has complied with the procedure for revoking Consents described in this section.  If the subsequent transferee is to have revocation rights with respect to the relevant Consent, a duly executed proxy must accompany a transfer of Notes from the relevant Holder.

A purported notice of revocation that the Tabulation Agent does not receive prior to the Expiration Time and that Nordic does not accept as a valid revocation will not be effective to revoke a Consent previously given.

A revocation of a Consent may only be rescinded by the delivery of a new Consent in accordance with the procedures set forth in this Statement.  A Holder who has delivered a revocation may, after such revocation, give Consent at any time prior to the Expiration Time.

Nordic reserves the right to contest the validity of any revocations.

Fees and Expenses

Nordic will bear the costs of the Revised Consent Solicitation. Nordic will reimburse the Trustee for expenses that the Trustee incurs in connection with the Revised Consent Solicitation.

Nordic will not pay any commission or other remuneration to any broker, dealer, salesman or other person (other than the Tabulation Agent) for soliciting Consents pursuant to this Statement. Brokers, dealers, commercial banks and trust companies will be reimbursed for reasonable out-of-pocket expenses that they incur in forwarding the solicitation materials to their customers.

The Tabulation Agent

Nordic has retained Lucid Issuer Services Limited as Tabulation Agent to collect and tabulate Consents. The Tabulation Agent will receive a customary fee for such services and reimbursement of its reasonable out-of-pocket expenses related thereto. Nordic will also indemnify it against certain liabilities.

Nordic has not authorized the Tabulation Agent to give any information or make any representations in connection with this solicitation other than those contained in this Statement and, if given or made, such information or representations must not be relied upon as having been authorized.

CERTAIN TAX CONSEQUENCES

Swedish Tax Consequences

The comments set out below summarize the Swedish tax treatment in relation to the proposed Amendments and Waivers and the Consent Payments, as anticipated by the Company. They are based on existing law and what is understood to be current practice as at the date of this Statement. They are intended as a general guide only and apply only to individuals and companies resident for tax purposes in Sweden who hold the Notes as beneficial owners and as a capital investment. Special rules may be applicable for certain Holders, such as for instance investment companies, dealers, employees or other individuals connected with the Company, insurance companies and collective investment schemes. Holders who are in any doubt about their tax position, or who are resident or otherwise subject to taxation in a jurisdiction outside Sweden, should consult their own professional advisers immediately. No ruling from the National Tax Board has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the Swedish Tax Authority will not challenge any of the income tax consequences described below or that any such challenge, if made, would not be sustained by a court. Should you wish more certainty you are therefore urged to consult your own tax advisors regarding the tax consequences of the Proposal and receipt of Consent Payments.

Withholding tax for foreign entities and individuals

The Consent Payments will be paid free and clear of any withholding on account of Swedish taxation.

Swedish Corporate taxpayers

The Consent Payments made will be taxable as business income in the hands of a corporate Holder with the regular 28% corporate tax rate. A payment to the holder of a Note made in the form of a repurchase of the Note will most likely be seen as a capital income where the taxable gain is the difference between the repurchase price received less the acquisition cost for the Note. A positive difference is subject to tax with the regular corporate tax rate. Payment of accrued and unpaid interest will be taxed as ordinary interest and will thus constitute a business income.

Swedish Individual taxpayers

In the hands of an individual Holder, the Consent Payments are likely to be treated as a capital income equivalent to an interest payment derived from the holding of a Note. The payment will in this case be taxed with a flat rate of 30%. A payment to the holder of a Note made in the form of a repurchase of the Note will be seen as a capital gain where the taxable gain is the difference between the repurchase price received less the acquisition cost for the Note. A capital gain will be taxed as income from capital with the flat rate of 30%, as indicated above. Payment of accrued and unpaid interest will be taxed as ordinary interest, see above. Tax will be withheld at source from interest payments.

Stamp duty

No Swedish stamp duty is payable in connection with the Revised Consent Solicitation of Consents.

U.K. Tax Consequences

The following is a general description of certain United Kingdom tax consequences of the acceptance of the Proposal pursuant to the terms of this Statement. It is not and does not purport to constitute tax or legal advice, or to be a comprehensive analysis of all potential United Kingdom tax consequences which may arise in connection with the acceptance of the Proposal.  The comments below are based on current tax law which may change at any time, possibly with retrospective effect.  The comments relate only to the position of persons who are resident or ordinarily resident in the United Kingdom for tax purposes, who hold the Notes as absolute beneficial owners and as a capital investment. The comments may not apply to certain classes of persons, such as dealers in securities, persons connected with the Company, insurance companies, collective investment schemes and persons holding their Notes through personal equity plans or individual savings accounts to whom special rules may apply.

The comments have been prepared on the assumption (which has not been verified) that the effect of implementing the Proposal would not be to change the terms of the Notes in such a fundamental way that the Notes (as amended) could be treated as different instruments from the original (unamended) Notes.  If such assumption were incorrect, the United Kingdom tax consequences of the acceptance of the Proposal may be different from those discussed below.

The following is a general guide and should be treated with appropriate caution. Holders should consult their professional advisers regarding potential tax liabilities in relation to the acceptance and implementation of the Proposal.

Withholding tax

The Consent Fees may be paid without withholding or deduction for or on account of United Kingdom income tax.

United Kingdom corporation tax payers

In the case of a Holder which is a company within the charge to United Kingdom corporation tax, the Consent Fees will normally be taxable as income broadly by reference to accounting-based concepts in accordance with the loan relationship rules in Finance Act 1996.

Other United Kingdom tax payers

In the hands of an individual Holder, the treatment of the Consent Fees will depend on whether the Notes are classified as “relevant discounted securities” for UK tax purposes. Each Holder should seek their own professional advice as to whether the Notes constitute “relevant discounted securities” and also as to the tax consequences which would arise in their particular circumstances from the acceptance of the Proposal.

Stamp duty and stamp duty reserve tax

No United Kingdom stamp duty or stamp duty reserve tax should be payable by a Holder on acceptance of the Proposal in accordance with the terms of this Statement.

U.S. Tax Consequences

The following summary was not intended or written to be used, and cannot be used, for the purpose of avoiding U.S. federal, state or local tax penalties.  The following summary was written in connection with the promotion and marketing of the Revised Consent Solicitation.  Each taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

The following is a general discussion of certain of the U.S. federal income tax consequences of the Proposal, and the Consent Fees. This summary is based upon the relevant provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury regulations promulgated thereunder (the “Regulations”), U.S. Internal Revenue Service (“IRS”) rulings and judicial decisions, all as in effect on the date of this Statement, and all of which are subject to change, possibly with retroactive effect.

This summary does not address all of the federal income tax consequences that may be relevant to a Holder of Notes in light of such Holder’s particular tax situation or to certain classes of Holders subject to special treatment under the federal income tax laws (including, but not limited to, brokers or dealers in securities or foreign currency, financial institutions, trusts, regulated investment companies, insurance companies, S corporations, nonresident aliens, foreign corporations, tax-exempt entities, persons that hold Notes as part of a straddle, short-sale, hedge, constructive sale, conversion transaction or other integrated investment, persons that have a functional currency other than the U.S. dollar, persons who acquired their Notes as compensation, and investors in pass-through entities), nor does it address any aspect of gift, estate, state, local or foreign taxation. This discussion is directed to Holders who hold their Notes as capital assets as defined in Section 1221 of the Code. No legal opinion or ruling from the IRS has or will be sought regarding any matter discussed below. Accordingly, no assurance can be given that the IRS will not challenge any of the U.S. federal income tax consequences described below or that any such challenge, if made, would not be sustained by a court. You are urged to consult your own tax advisors regarding the tax consequences of the Proposal and receipt of Consent Fees, including the application and effect of any gift, estate, applicable state, local, or foreign income or other tax laws.

As used in this Statement, a “U.S. Holder” means a beneficial owner of a Note that is (i) a citizen or resident of the United States for U.S. federal income tax purposes, (ii) a corporation or certain other entities created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (iv) a trust if it (x) is subject to the supervision of a court within the United States and one or more U.S. persons control all substantial decisions of the trust or (y) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. A “Non-U.S. Holder” is a Holder that is not a U.S. Holder. If a partnership holds the Notes, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If a U.S. Holder is a partner in a partnership that holds the Notes, the Holder is urged to consult its own tax advisor regarding the specific tax consequences of owning and disposing of the Notes.

U.S. Holders

The Proposal and Consent Fees

Under general principles of U.S. federal income tax law, the modification of a debt instrument creates a deemed exchange (upon which gain or loss may be realized) if such modification is a “significant modification” under applicable Regulations. Under the Regulations, the modification of a debt instrument is a “significant”

modification if, based on all the facts and circumstances and taking into account all modifications of the debt instrument collectively, the legal rights or obligations that are altered and the degree to which they are altered is “economically significant”. The Regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification. We believe that the adoption of the Proposal merely alters the financial covenants contained in the Notes and therefore should not result in a deemed exchange for U.S. federal income tax purposes.

The tax consequence of a U.S. Holder’s receipt of the Consent Fee is unclear. In the absence of an administrative or judicial decision to the contrary with respect to such payments, we intend to treat the Consent Fee for U.S. federal income tax purposes as an amount paid to consenting U.S. Holders as a separate fee for consenting to the Proposal, which constitutes ordinary income to such U.S. Holders for U.S. federal income tax purposes.

U.S. Information Reporting and Backup Withholding

Under federal income tax law, in certain circumstances a U.S. Holder of Notes may be subject to information reporting requirements of the IRS and backup withholding with respect to the Consent Fees, unless such Holder (i) is a corporation or is otherwise exempt and, when required, demonstrates this fact, or (ii) with respect to backup withholding, provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. U.S. persons who are required to establish their exempt status generally must provide to their payor a completed IRS Form W-9. Persons in doubt as to the necessity of furnishing this form should consult their own tax advisors.

Amounts withheld as backup withholding may be credited against a Holder’s U.S. federal income tax liability. A Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information.

THE PRECEDING DISCUSSIONS OF CERTAIN TAX CONSEQUENCES ARE INTENDED FOR GENERAL INFORMATION ONLY AND DO NOT CONSTITUTE TAX ADVICE. HOLDERS OF NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF THE PROPOSAL AND THE CONSENT FEES.

EXHIBIT A

PROPOSED AMENDMENTS TO THE INDENTURE GOVERNING THE €130,000,000 9.125% SENIOR SECURED NOTES DUE 2009

The Proposed Amendments to the Senior Notes Indenture are as follows:

1.           SECTION 101 (DEFINITIONS)

1.1         Deletion of the definition of “Additional Notes”

1.2         Paragraph (2) of the items deemed not to be Asset Sales in the definition of “Asset Sale” to be deleted and replaced with

(2)         a transfer of assets between or among the Company and its Wholly Owned Restricted Subsidiaries that are Subsidiary Guarantors; provided that Swebus AB and Swebus Busco AB shall not transfer any assets other than to the Company unless such transfer does not materially impair the security granted hereby or by the Security Documents over such transferred assets (as certified to the Trustee and Security Trustee in an Officers’ Certificate);

1.3         Paragraph (4) of the items deemed not to be Asset Sales in the definition of “Asset Sale” to be amended so that the final provision will read “and provided further that clause (3) of Section 1014 is complied with”.

1.4         Paragraph (4) of the definition of “Fixed Charges” to be deleted and replaced with the following paragraph:

(4)         the product of (a) all payments (whether by way of dividends, distributions or advances, and whether or not in cash), (i) in respect of the Mezzanine Facility Agreement, other than interest in respect of the Subordinated Shareholder Loan and (ii) on any series of Preference Shares of such Person or any of its Restricted Subsidiaries, other than dividend payments on Equity Interests payable solely in Equity Interests of the Company (other Disqualified Share Capital) or to the Company or a Restricted Subsidiary of the Company, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

1.5         Insertion of the following definition of “Free Cash Flow”:

“Free Cash Flow” means Consolidated Cashflow minus Working Capital Changes and minus the sum of Permitted Investments and Net Proceeds.

1.6         Insertion of additional definition for “Hedging Obligations” as new paragraph (3):

(3)         any agreement or arrangement designed to protect the Company against fluctuations in fuel prices.

1.7         Insertion of the following definition of “Intragroup Capital Contribution”:

“Intragroup Capital Contribution” means the amount of approximately €11,800,000 of an unpaid capital contribution from the Company to the Parent existing on the date of this Indenture.

1.8         Insertion of the following definition of “Mezzanine Facility”:

“Mezzanine Facility” means the Mezzanine Facility provided by the Mezzanine Facility Agreement dated the date hereof, between Concordia Bus AB, Holding and those financial institutions that are signatory thereto.

1.9         Definition of “Original Notes” to be deleted and replaced with the following definition:

“Original Notes” means the Notes that are not Exchange Notes.

1.10       Paragraph (2) of definition of “Permitted Investments” to be deleted and replaced with the following definition:

(2)             any Investment by the Company or any Restricted Subsidiary of the Company in a Person primarily engaged in a Permitted Business, if (a) such Person is or, as a result of such Investment becomes, a Restricted Subsidiary of the Company; or (b) as a result of such Investment such Person is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary of the Company;

1.11       Paragraph (1) of the definition of “Permitted Liens” to be deleted and replaced with the following definition:

(1)             Liens to secure Indebtedness incurred under a Revolving Credit Facility, provided that (a) such Liens consist solely of security interests in accounts receivable (and related assets); (b) the aggregate nominal value of all such accounts receivable is not more than the amount outstanding under the Revolving Credit Facility at the time such Lien is created; (c) such Liens rank pari passu with or are subordinated to the Liens with respect to the Notes and (d) such Liens do not exceed, in aggregate, SEK 100,000,000;

1.12       Paragraph (8) of the definition of “Permitted Liens” to be deleted and replaced with the following definition:

(8)             Liens to secure Indebtedness incurred under (a) Capital Lease Obligations, mortgage financing or purchase money obligations, in each case, for the purpose of financing all or any part of the purchase price or cost of construction or improvement of property, plant or equipment or buses or other vehicles used in the business of the Company or such Restricted Subsidiary and (b) Attributable Debt in respect of Sale and Leaseback Transactions, provided that such Liens incurred pursuant to (a) and (b) shall not exceed in aggregate SEK 100,000,000;

1.13       Deletion of definition of “Qualifying Restricted Subsidiary”

1.14       Insertion of the following definition of “Restructuring”:

“Restructuring” means the exchange of Parent Notes for ordinary shares of the Indirect Parent, substantially upon the terms and conditions of the Restructuring Agreement.

1.15       Insertion of the following definition of “Restructuring Agreement”:

“Restructuring Agreement” means the restructuring agreement dated July 22, 2005 among the Indirect Parent, Concordia Bus BV, Holding, GS Capital Partners III, L.P. GS Capital Partners II Offshore, L.P., Goldman Sachs & Co. Verwaltungs GmbH and Sch&qout;yen Gruppen AS.

1.16       Insertion of the following definition of “Security Agent”:

“Security Agent” means the security agent under the Mezzanine Facility.

1.17       Definition of “Subordinated Shareholder Loan” to be deleted and replaced with the following definition:

“Subordinated Shareholder Loan” means the SEK 501.3 million loan from the Indirect Parent to the Company, made on February 28, 2002 pursuant to the subordinated loan agreement executed on February 28, 2002 and amended and restated on 22 December 2003 and further amended on [•], in part to reflect the assignment of the same from the Indirect Parent to Holding.

1.18       Insertion of the following definition of “Swedish Public Composition Loan”

“Swedish Public Composition Loan” shall mean a loan from the Indirect Parent to the Company, in an amount equal to the amount the Indirect Parent remains obligated following the Restructuring to pay to holders of Parent Notes who did not consent to the Restructuring (“Non-Consenting Holders”), such loan to be repayable in cash to the Indirect Parent by the Company on or about the business day prior to the date the Indirect Parent must make cash payments to Non-Consenting Holders to retire their reduced debt obligations.

1.19       Insertion of the following definition of “Tranche A”:

“Tranche A” means Tranche A of the Mezzanine Facility.

1.20       Insertion of the following definition of “Tranche C”:

“Tranche C” means Tranche C of the Mezzanine Facility.

1.21       Insertion of the following definition of “Working Capital Changes”

“Working Capital Changes” means the change in the inventory, current liabilities and current receivables, each on a basis and determined in accordance with GAAP.

2.           SECTION 301 - TITLE AND TERMS

The first paragraph of Section 301 to be deleted and replaced with the following paragraph:

The aggregate principal amount at maturity of Notes which may be authenticated and delivered under this Indenture is limited to €130,000,000 aggregate principal amount of Notes; except for, Notes authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Notes pursuant to Sections 304, 305, 906 or 1108 or in connection with an Offer to Purchase pursuant to Section 1014 or 1015.

3.           SECTION 303 - EXECUTION, AUTHENTICATION, DELIVERY AND DATING

The following paragraphs to be deleted from this section:

The Company shall be entitled, subject to Section 301, to issue Additional Notes under this Indenture which shall have identical terms as the Notes issued on the Issue Date, other than with respect to the date of issuance, issue price and amount of interest payable on the first payment date applicable to such series. The Notes issued on the Issue Date and any Additional Notes shall be treated as a single class for all purposes under this Indenture.

With respect to any Additional Notes, the Company shall provide the Trustee with evidence satisfactory to it that the Additional Notes have been duly authorized and issued and set forth in a Board Resolution and an Officer’s Certificate or such other appropriate evidence that the Additional.

Notes have been duly authorized and issued, a copy of each of which shall be delivered promptly to the Trustee, with the following information:

(1)         the aggregate principal amount of such Additional Notes to be authenticated and delivered pursuant to this Indenture; and

(2)         the issue price, the issue date and the common code and ISIN numbers of such Additional Notes and the amount of interest payable on the first payment date applicable thereto; provided, however, that no Additional Notes may be issued at a price that would cause such Additional Notes to have “original issue discount” within the meaning of Section 1273 of the U.S. Internal Revenue Code of 1986, as amended.

4.           SECTION 501 - EVENTS OF DEFAULT

4.1         Inclusion of the following subsection:

(3)         the seeking or making by the Company or any Significant Subsidiary of a composition with its creditors or the admission by the Company or any such Significant Subsidiary in writing of its inability to pay its debts generally as they become due;

4.2         Paragraph 11(b) to be deleted and replaced with the following paragraph:

(b)         a decree or order adjudging the Company or any such Significant Subsidiary a bankrupt or insolvent under any applicable Insolvency Law, or appointing a custodian, receiver, liquidator, assignee, trustee, reconstructor, sequestrator or other similar official of the Company or any such Significant Subsidiary or of any substantial part of the property of the Company or any such Significant Subsidiary, or ordering the winding up or liquidation of the affairs of the Company or any such Significant Subsidiary, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 90 consecutive days; or

4.3         Paragraph 12 to be deleted and replaced with the following paragraph:

(12)       the commencement by the Company or any of its Significant Subsidiaries of a voluntary case or proceeding under any applicable Insolvency Law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company or any such Significant Subsidiary to the entry of a decree or order for relief in respect of the Company or any such Significant Subsidiary in an involuntary case or proceeding under any applicable Insolvency Law or to the commencement of any bankruptcy or insolvency case or proceeding against the Company or any such Significant Subsidiary, or the filing by the Company or any such Significant Subsidiary of a petition or answer or consent seeking reorganization or relief under any applicable Insolvency Law, or the consent by the Company or any such Significant Subsidiary to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, reconstructor, sequestrator or similar official of the Company or any such Significant Subsidiary or of any substantial part of the property of the Company or any such Significant Subsidiary, or an assignment for the benefit of creditors generally.

Notwithstanding the foregoing, the occurrence of one of more of the events described in this Section 501 in connection with the Restructuring shall be deemed not to be an Event of Default.

5.           SECTION 502 - ACCELERATION OF MATURITY, RESCISSION AND ANNULMENT

5.1         Subsection (2)(b) of Section 502 to be deleted and replaced with the following paragraph:

(b)         all Events of Default, other than the non-payment of the principal, premium, if any, interest and Additional Amounts, if any, of such Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in Section 513.

6.           SECTION 1008 - LIMITATION ON INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED SHARE CAPITAL AND PREFERRED SHARES

6.1         Subsection (2) to be deleted and replaced in its entirety with the following:

So long as no Default or Event of Default will have occurred and be continuing or would be caused thereby, clause (1) of this Section 1008 will not prohibit the incurrence of any of the following items of Indebtedness (collectively, “Permitted Debt”):

(a)         the incurrence by the Company of Indebtedness represented by the Original Notes and the Exchange Notes issued in exchange therefore and Indebtedness of Guarantors pursuant to their Note Guarantees;

(b)         the incurrence by the Company and its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance or replace, Indebtedness (other than intercompany Indebtedness between or among the Company and any of its Restricted Subsidiaries) that was permitted by this Indenture to be incurred under clause (1) of this Section 1008 or sub-clauses (a), (l) or (m) of this paragraph;

(c)         the incurrence by the Company or any Subsidiary Guarantor of intercompany Indebtedness between or among the Company and any of its Wholly Owned Restricted Subsidiaries; provided, however, that (a) if the Company or a Subsidiary Guarantor is the obligor on such Indebtedness, such Indebtedness shall be expressly subordinated to the prior payment in full in cash of all Obligations with respect to the Notes; and (b) (i) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Wholly Owned Restricted Subsidiary that is a Guarantor thereof and (ii) any sale or other transfer of any such

Indebtedness to a Person that is not either the Company or a Wholly Owned Restricted Subsidiary that is a Subsidiary Guarantor thereof; shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (c);

(d)         the incurrence by the Company or any of its Restricted Subsidiaries of Hedging Obligations (i) that are incurred for the purpose of fixing or hedging interest rate risk with respect to any floating rate Indebtedness, or fixing or hedging foreign currency exchange rate risk with respect to any Indebtedness, in each case that is permitted by the terms of this Indenture to be outstanding or (ii) that are incurred for the purpose of fixing or hedging fuel price risk incurred in the ordinary course of business provided that if in accordance with GAAP such incurrence must be recorded as a liability in the balance sheet of the Company or one of its Restricted Subsidiaries, such Hedging Obligations so recorded shall not exceed EUR 15,000,000 at any time outstanding;

(e)         the guarantee by the Company of Indebtedness of a Restricted Subsidiary of the Company that was permitted to be incurred by another provision of this Section;

(f)          the incurrence by the Company or any Subsidiary Guarantor of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (f), not to exceed SEK 245,000,000;

(g)         the accrual of interest, the accretion or amortization of original issue discount, the capitalization of interest, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms as the Indebtedness on which such interest accrued, and the payment of dividends on Disqualified Share Capital in the form of additional shares of the same class of Disqualified Share Capital, provided, in each such case, that the amount thereof is included in Fixed Charges of the Company as accrued;

(h)         the incurrence of Indebtedness of the Company or any of its Restricted Subsidiaries representing or comprising Obligations under performance and surety bonds provided by the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(i)          the incurrence of Indebtedness by the Company or any of its Restricted Subsidiaries represented by letters of credit, bankers’ acceptances, surety bonds, performance bonds or similar instruments for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide for security for workers; compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(j)          the incurrence of Indebtedness by the Company or any of its Restricted Subsidiaries arising from agreements either providing for indemnification, adjustment of purchase price, earn out or other similar obligations, in each case incurred or assumed in connection with the disposition of any business or assets of the Company or a Restricted Subsidiary of the Company or the disposition of a Restricted Subsidiary, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary for the purpose of financing such acquisition, provided, however, that the maximum assumable liability in respect of all such Indebtedness will at no time exceed the gross proceeds actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

(k)         Guarantees by any Restricted Subsidiary made in compliance with Section 1017;

(l)          Indebtedness of the Company represented by the Subordinated Shareholder Loan;

(n)         Indebtedness of the Company represented by the Intragroup Capital Contribution; and

(o)         Indebtedness of the Company represented by the Swedish Public Composition Loan.

7.           SECTION 1009 - LIMITATION ON RESTRICTED PAYMENTS

7.1         Subsections (2)(b), (c) and (f) to be deleted and replaced with the following paragraphs:

(b)         payments of dividends or distributions in order to provide funds to pay amounts required to be paid by the Indirect Parent in connection with its reporting obligations under United States federal securities laws or amounts required by the Indirect Parent or Holding to pay costs associated with its activities as a holding company, provided that such amounts have actually been incurred by the Indirect Parent, or Holding, as the case may be, or are expected to be incurred within 7 days of such payment and provided further that such amounts do not exceed an aggregate of SEK 10,000,000 in any financial year;

(c)         payments of dividends or distributions, or payments or prepayments of amounts due or outstanding under the Subordinated Shareholder Loan and the Intragroup Capital Contribution, in an aggregate amount of up to the value of all cash interest payments required to be made in respect of the Mezzanine Facility, to be applied to the cash interest balance outstanding (whether relating to the then current period, or any prior period in which any cash interest was not paid when due), provided that any such payment made by the Company or any Restricted Subsidiary is made into a bank account, in the name of Holding, held with Danske Bank which is pledged to the Mezzanine Facility Security Agent for the benefit of the Mezzanine Facility lenders.

(f)          the defeasance of, redemption or any payment in respect of the Intragroup Capital Contribution and the Swedish Composition Loan;

7.2         Insertion of the following paragraphs:

(h)         the payment of distributions, dividends or contributions of up to 50% of Free Cash Flow in excess of the sum of SEK 100,000,000 and amounts paid in respect of the Intragroup Capital Contribution as permitted by clause (c) hereof, in any given fiscal year;

(i)          any such further distribution or payment to Holding, in relation to Excess Proceeds (as defined in clause (4) of Section 1014), required by Section 1014; and

(j)          payments in accordance with the Agreed Costs Schedule referenced in the Mezzanine Facility.

8.           SECTION 1013 - LIMITATION ON TRANSACTIONS WITH AFFILIATES AND RELATED PERSONS

8.1         Insertion of the following as subsection 1(c):

(c)         Notwithstanding the preceding provisions, the Company may enter into any Affiliate Transaction in connection with the Restructuring, including, without limitation, transactions related to the Subordinated Shareholder Loan, the Swedish Composition Loan, the Intragroup Capital Contribution and the Mezzanine Facility, without complying with the preceding provisions.

8.2         Subsection 2(a) to be deleted and replaced with the following subsection:

(a)         reasonable fees and compensation paid to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company in the ordinary course of business and consistent with the past practice of the Company or such Restricted Subsidiary, and all reasonable fees and compensation paid in respect of the Management Services Agreement to current and future employees, all as determined in good faith by the Company’s board of directors or senior management;

9.           1014 - LIMITATION ON CERTAIN ASSET SALES

Subsection (4) to be deleted and replaced with the following subsection:

(4)         Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraph will constitute “Excess Proceeds”. When the aggregate amount of Excess Proceeds exceeds SEK 10,000,000, the Company will make an “Asset Sale Offer” to all Holders of Notes and on a pro rata basis to all holders of other Indebtedness that ranks equally in right of payment with the Notes and, with respect to Indebtedness of any Subsidiary Guarantor, that ranks equally with the Subsidiary Guarantee of such Subsidiary Guarantor, containing provisions similar to those set forth in this Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets, to purchase the maximum principal amount of Notes and such other equal-ranking Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of principal amount plus accrued and unpaid interest, if any, Special Interest, if any, and Additional Amounts, if any, to the date of purchase, and will be payable in cash in the manner specified in this Indenture. If any Excess Proceeds remain after consummation of an Asset Sale Offer, the Company shall use such Excess Proceeds to make a distribution to Holding in order to reduce the amounts outstanding in relation to the Mezzanine Facility; provided that if all amounts borrowed (and all other amounts payable) under the Mezzanine Facility have been fully repaid, the Company may use such Excess Proceeds for any purpose not otherwise prohibited by this Indenture.  If the aggregate principal amount of Notes and such other equal-ranking Indebtedness tendered into such Asset Sale Offer exceeds the amount of Excess Proceeds, the Trustee will select the Notes and such other equal-ranking Indebtedness to be purchased on a pro rata basis. Upon completion of each Asset Sale Offer, the amount of Excess Proceeds will be reset at zero.

10.         1025 - ADVANCES TO SUBSIDIARIES

This section to be deleted and replaced with the following section:

All advances to Restricted Subsidiaries made by the Company after the Issue Date will be evidenced by intercompany notes or loan agreements in favor of the Company. Each intercompany note will be issued and each intercompany loan agreement will be executed by the relevant Restricted Subsidiary of the Company in favor of the Company to evidence advances by the Company and will provide that such advances will be payable upon demand.

CONSENT SOLICITATION STATEMENT DATED 28 JULY 2005

CONCORDIA BUS NORDIC AB (PUBL)

Revised Consent Solicitation of Consents to Senior Notes Indenture Amendments, Waiver and Agreement

9.125 % Senior Notes Due 2009
(CUSIP No.: 20652P AA 1; ISIN No.: XS0183535631; Common Code: 018353563
CUSIP No.: W22263 AA 0; ISIN No.: XS0183535474; Common Code: 018353547
 ISIN No.: XS0193942801; Common Code: 019394280)
€130,000,000 principal amount outstanding

In order to give a Consent, a Holder should use an electronic acceptance instruction to Euroclear and Clearstream in accordance with their customary procedures.  Any questions or requests for assistance or for additional copies of this Statement may be directed to the Tabulation Agent at its telephone number set forth below.

The Tabulation Agent for the Revised Consent Solicitation is:

LUCID ISSUER SERVICES LIMITED

The Tabulation Agent may be contacted at tel. no. + 44(0)20 7704 0880 or by email to concordia@lucid-is.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Concordia Bus Nordic AB (publ)
(Registrant)

Date	July 29, 2005	By:	/s/ Per Skärgård
Per Skärgård
Chief Financial Officer